Mail Stop 6010

December 11, 2006

Eugene Seymour, M.D.
Chief Executive Officer
NanoViricides, Inc.
135 Wood Street, Suite 205
West Haven, CT 06516

Re: NanoViricides, Inc.
Form 10-SB12G Filed on November 14, 2006
File No. 0-52318

Dear Dr. Seymour:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Your Website at www.nanoviricides.com

1.   We make reference to the homepage of your webpage where you state that you believe that "[i]t is possible that some HIV patients may be 'cured' by drugs developed at NanoViricides Inc." You also state that you hope to "spearhead" the efforts to making advancements in curing many viral diseases. In contrast we note the statement on page 6

of your Form 10 that you do not claim to be creating a cure of influenza, HIV or any other viral disease. Please explain the inconsistencies.

2.   Additionally, given the current stages of your potential product candidates, it is inappropriate for you to suggest that any persons may be cured by using your products. For example:

- "Our long term research efforts are aimed at augmenting the nanoviricides currently in development with additional agents that together may lead to either total long term control of or, in may cases, even cure of many diseases." (page 6)

- "The Company does not expect HiviCide-I and HiviCide-II to cure HIV/AIDS in most patients." (page 12)

- "It is possible that since the cells that carry the virus genome with their genetic material usually die in a normal cycle, known as apoptosis; an eventual cure in some patients may be possible with our HiviCide drugs." (page 12)

Please delete these statements.

3.   We make reference to your NanoBiotech News (Volume 4, No. 10) which was issued on March 8, 2006. In that newsletter, there is a statement indicating that your Chief Regulatory Officer, Krishna Menon proposes that preliminary data conducted in December 2005 related to the H2N1 (common influenza) strain "is sufficient to file an investigational new drug application with the U.S. Food and Drug Administration." Your President, Anil Diwan is then quoted as saying that "I don't have the actual data yet. . . but we're seeing magnitudes of efficacy improvements over the ligand." Please provide us with more details on the results of these studies, including whether the results of these studies were completely analyzed and whether you intend to submit an IND in the near future with the FDA or if you will need to conduct additional tests prior to submitting an IND. Please note that we also note the disclosure you have in your registration statement under the section entitled "Background: Preclinical Safety and Efficacy Studies" on page 7 and it does not appear you provide any disclosure regarding the filing of an IND in the near future. Please explain accordingly. We may have additional questions after reviewing your response.

4.   Also in the newsletter under the caption "Potential pharma partners line up," there is language indicating that "[i]n conjunction with an expected IND filing, you are also positioned to begin licensing FluCide to major pharmaceutical partners and further that potential licensees have begun making inquiries. Please tell us if you have or intend to being marketing your FluCide drug candidate in the near future as we understand based on the disclosure in your Form 10-SB that this drug candidate is still in the early development phase. We may have additional questions after reviewing your response.

Form 10-SB12G

General

5.   Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

6.   Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on January 16, 2007 at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to January 16, 2007 to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

7.   Please revise your filing to include updated financial statements and related disclosures through September 30, 2006 as required by Item 310(g) of Regulation S-B.

8.   As a general matter, it is inappropriate to speak about the merits of the company without qualifying your statements in a manner that make clear to the reader that the company is in the developmental stage and has commenced minimal operations. Unless you have demonstrable proof of statement concerning what the company or its product candidates can do or are capable of, you should not make such statements. You may state your objectives and/or goals but you cannot state your beliefs or expectations unless you have a supportable basis for such beliefs or expectations. For example, we note the following, which we note is not meant to be exhaustive, but rather is provided for illustrative purposes.

- "The Company believes that our drugs may become the major weapons in the fight against certain viral diseases, possibly even after the other therapies have failed." (page 6)
- "The Company also plans to seek regulatory approvals in several international markets . . . and anticipates partnering with medium and large pharmaceutical companies at various opportunities in order to advance the various drugs into commercialization. (page 6)
- "It appears very likely that using the nanoviricides technology, the efficacy of such a drug may be enhanced by orders of magnitude." (page 8)
- "We anticipate that much of our work in the tropical and neglected diseases as well as in the areas of interest to bio-defense and emergency preparedness aspects will be conducted in collaborations with renowned institutions." (page 9)
- "We believe that it is possible, in war-like scenario, to develop a response to the biological weapons attack in a manner of days or weeks. Similarly, we believe that when

a new virus outbreak occurs . . . this building block technology may enable us to develop a new drug to fight the new threat in a minimal amount of time." (page 10)

- "The Company believes that it can help contain epidemics before they can occur in what the company terms the 'War-like' scenario of response to a bio-threat, whether due to bio-terrorism or natural events." (page 10)
- "The Company believes that it will be able to rapidly create new drugs against escape mutants, should they arise, due to our building block approach." (page 12)
- "We believe that we have developed technologies that may significantly alter the field of medicine in many ways." (page 15)
- "Our first two HIV drugs . . . together are expected to be capable of attacking and neutralizing most of the existing HIV strains, clades (or subtypes), and types. The Company believes that our HiviCide drugs will enable a long-term nearly virus-free lifestyle for most HIV/AIDS patients, beyond what is feasible today with HAART therapy." (page 17).
- "[T]o the best of our knowledge it is possible that we have the world's most efficacious drug to treat these viruses [human influenza and bird flu]." (page 43)

Given the preliminary nature of the development of your product candidates, these statements are inappropriate and should be deleted from your document.

9.   Please provide us with third party documentation supporting the following statements you make in this section:

- "We believe NanoViricides is the first company to bring this proven feature to the anti-viral therapy platform." (page 5)
- "Non-H5N1 HPAI strains are expected to become the next pandemic threats on the horizon." (page 5)
- "There is now acceptance in the industry, the scientific community and the public health community that injectable drugs should be developed and deployed when they provide high efficacies." (page 8)
- "While the HIV-1 type is prevalent in North America, Europe, and a majority of the world, a distinct HIV type called HIV-2 with a marked prevalence in West Africa, has recently been spreading worldwide." (page 12)
- "According to the US Centers for Disease Control and Prevention ('CDC'), an estimated 5% to 20% of the American population suffers from influenza annually, more than 200,000 people are hospitalized from flu complications, and approximately 36,000 people die from the flu in the US. The worldwide death toll is estimated at upwards of 200,000 per year. (page 12)
- "Of the avian influenza viruses that have crossed the species barrier to infect humans, the H5N1 has caused the largest number of detected cases of severe disease and death in humans" (page 13)
- "Congress has recently approved an appropriation of $3.8 billion for 2006 to support the development of various countermeasures for a flu pandemic." (page 14)

- "We have identified several diseases as large commercially important drug development targets. These include HIV (estimated yearly sales worldwide, $20-$40 Billion), Hepatitis C (currently over $4 Billion, but expected to become over $40 Billion with the advent of effective drugs). . . ." (page 15)

10. We note your disclosure in the document where you provide the results of some of your preliminary studies. We also note you have provided some disclaimer language indicating that the results of the studies are preliminary and that you will need further testing. Please revise your discussions here and throughout your document as appropriate to describe the tests that you have conducted which have yielded these results and to also include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

11. In instances where you have stated that the preclinical testing has shown efficacy, please revise to describe the results which have led you to conclude the product candidate is effective. These results should be quantified to the extent possible.

12. With respect to your discussion of preliminary studies you have conducted or were conducted on your behalf by others, please also indicate whether the results of your studies have been subject to any type of statistical analysis and, if so, whether the results were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed and explained.

Special Note on Forward-Looking Statements, page 3

13. Your references to the Securities Act and the Exchange Act should be deleted. You are not a reporting company and your forward-looking statements do not appear to be protected by the safe harbors contained in those statutes.

Corporate History, page 3

14. Please expand the last paragraph of this section to discuss the following:

- You have no revenue, customer or products, nor will you likely have any in the near future and may never have any;
- You are an early development stage company that has barely commenced operation.
- Quantify your accumulated deficit, and net and operating losses.
- Your auditors have issued a going concern qualification as part of their opinion.

Preliminary Safety Studies In Vivo, page 7

15.   Please expand your disclosure of the in vivo studies to describe what type of studies these constitute and where completion of these studies will place you in the regulatory approval process, i.e., the FDA process.

16.   Please explain the meaning of the term ""pendant polymeric micelles."

Implications of the Study Results, page 8

17.   Please explain what a "proof-of principle" is.

18.   Please delete the statement that you can quickly develop a drug against a virus once a suitable virus-binding compound is found.

Subcontract to KARD Scientific, Inc., page 8

19.   We note your statement that you do not have any direct collaborative relationships with Beth Israel or Harvard University, except through KARD Scientific. Please explain any indirect relationships with Beth Israel and Harvard. If the only relationship is that you have a collaborative relationship with KARD and they have unrelated arrangements with Beth Israel and Harvard University, then you should delete the references to these parties.

20.   Provide a further description of your agreement with KARD Scientific, including what it means to be your primary vendor for animal model study design and performance and payment provisions.

Collaboration with the Health Ministry of the Government of Vietnam, page 9

21.   Please describe the material terms of your agreement with the Health Ministry of the Government of Vietnam, including each party's obligations, funding arrangements, payment terms, ownership of any discoveries, the existence of royalties, duration and termination provisions and any other terms deemed material. The discussion of payment terms should include any amounts paid or received to date and the aggregate amount of any potential milestone payments.

22.   Please file your agreements with the Health Ministry or explain the basis for your belief that they are not required to be filed.

Other Collaborations, page 9

23.	You indicate that you have made significant efforts in the past year to obtain valuable collaborations agencies, institutions and commercial enterprises. You further state that as efforts materialize into formal arrangements, you will able to announce them. Please specify what these significant efforts were in the past year. Please also indicate the status of your arrangements with the collaboration agencies, institutions and commercial enterprises with which it appears you may enter formal arrangements.

24.	Also, revise to specifically note that the efforts might not materialize into formal agreements.

25.	You indicate that you anticipate that much of your work in the tropical and neglected disease areas and in the areas of bio-defense and emergency preparedness aspects will be conducted in collaborations with renowned institutions. Please explain what you mean by "tropical and neglected disease." Please also explain the basis for your statement that you plan to conduct much of your work in the areas identified with "renowned institutions." Do you currently have work in progress with such institutions? If you have work in progress with these institutions, please identify them and describe your arrangements. If you do not have work in progress or arrangements, then delete the reference to "renowned institutions."

26.	We note that you anticipate that substantial amounts of this work may be conducted with public funding. Please explain the basis for your belief that you will obtain this public funding. For example, have you identified specific grants, do you meet all the requirements for these grants, have you applied for such funding?

27.	You indicate that you anticipate certain collaborations that are valuable to your commercial drug development efforts. Please explain what certain collaborations you are referring to and the status of such collaborations.

28.	We note your statement that if regulatory agencies insist on development of knowledgebase regarding mechanisms of actions, this may delay approval of nanoviricides substantially. Please revise to describe the current requirements of regulatory agencies. If your anticipated testing and application for approval requires a change in regulatory agencies' requirement, then please revise the discussion to explain how the information you expect to present in order to obtain approval varies from the information that regulatory agencies regularly require.

Escape Mutants, page 10

29.	Please explain the terms "escape mutants" and "ligand."

30.   Please explain your statement "we can categorically state that any influenza virus…is certainly susceptible to our broad spectrum influenza drug, FluCide-I." This statement appears to be a statement about efficacy which is inappropriate given the early stage of testing. Please either revise the statement to more clearly explain your meaning or delete it from your document.

Background: Anti-HIV Drugs, page 11

31.   You indicate in the first sentence of this section a clinical study where only 8% of HIV infected patients with a viral load of less than 4350 copies of viral mRNA/uL progressed to full-blown AIDS in 5 years. Please identify the clinical study, including who conducted the study and when the study was conducted.

32.   Please explain why a patient's economic conditions are a reason for delaying the initiation of HAART therapy.

33.   Explain the basis for your statement that you believe you will be able to rapidly create new drugs against escape mutants.

Inhibiting Influenza Neuraminidase, page 13

34.   You reference "some studies" relating to the neuraminidase inhibitor drugs, the effectiveness of the Tamiflu, and the limitations of that oseltamivir in safety profile in humans. Please identify the studies discussing these topics, including who conducted the studies, and when such studies were completed.

35.   We note your statement on page 14 that Congress has recently approved an appropriation of $3.8 billion for 2006 to support the development of various countermeasures for a flu pandemic. We note that much of this amount was allocated to state and local governments in planning their response to an outbreak of pandemic influenza. You state that some of this funding may be available for your development of anti-influenza drugs. Please explain your basis for your belief that you may receive some of these funds. Additionally, we note your statement that you believe you will be eligible for funding under the Novel Technologies programs under the US Department of Defense and Project BioShield program. Please identify the eligibility criteria and state what programs you have applied to for funding.

Background: Rabies, page 15

36.   We note your discussion on page 15 relating to the fast track assignment for your RabiCide drug candidate as well as similar discussion you have on page 22 for your HiviCide-I drug candidate.   Please revise your discussion to explain what fast track

assignment signifies and also clarify that such status does not mean you may eliminate any phases of clinical study. Please also state how the fast track status could facilitate the drug development and regulatory review process.

37.   Similarly, explain the orphan disease drug designation.

38.   On page 18 you indicate that you an exclusive license in perpetuity for technologies developed by TheraCour for five virus types; however, this list does not appear to list rabies. Please indicate if you obtained a license for technologies related to an anti-rabies drug? If you have, please indicate from whom and how long the license is. If you have not, please indicate if you plan to do so or if you plan to develop your own technology in developing an anti-rabies drug.

Background: NanoViricides Company Philosophy, page 15

39.   You indicate that you believe that your technology and its "superior capabilities" can have a significant impact on Emergency Preparedness efforts worldwide . . . . Please indicate in what ways your particular technology has demonstrated "super capabilities."

Products In Development, page 16

40.   You indicate that despite the availability of a number of drugs in at least 3 (now 4) drug classes, the choices of therapies against HIV are limited." Please describe the four drug classes you are referring to.

Patents and Proprietary Rights, page 18

41.   Please revise the discussion of your license agreement with Theracor to include a discussion of the payment provisions, including any payments made to date, any annual maintenance provisions, and aggregate milestone payments.

42.   You indicate in this section that at a "suitable time," you intend to file patent applications for various drug candidates, including AviFlucide, FluCide, FluCide-HP, RabiCide, HiviCide-I and II. Please explain what you mean by "suitable time."

Competition, page 20

43.   Please identify your competitors and their products that compete with you're here or revise the discussion of each of your products to include a subsection that is clearly labeled to indicate that it includes information about your competitors.

FDA Approval Process, page 22

44.   We note your disclosure that drugs submitted to the FDA for review with a fast track
        designation may be eligible for accelerated six month review and accelerated approval. It
        appears that you may be confusing the fast track designation with the priority review.
        The benefits of a fast track designation include meets to seek FDA input into
        development plans, the option of submitting an NDA in sections rather than submitting
        all components simultaneously and the option of requesting evaluations of studies using
        surrogate endpoints. A six month review is not a benefit of the fast track designation.
        The priority review status is a designation for an application after it has been submitted
        for FDA review for an approval of a marketing claim. A Priority designation sets the
        target for the FDA action at 6 months. Please revise your disclosure to delete the
        statement that you may be eligible for a six-month review.

Risk Factors, page 25

45.   Please include a specific risk factor to indicate that you currently have no products
        approved for commercial sale and you have not generated any revenues from commercial
        sales of any drug candidates. In this risk factor, please also disclose that all of your drug
        candidates are all in the early stages of development and, if true, please also state that it
        will be several years until you may have a commercial drug product, if ever.

46.   Please include a risk factor discussing your limited experience with pharmaceutical drug
        development.

"We will need to raise substantial additional capital in the future . . ." page 26

47.   Please revise the risk factor discussion to clearly state that you currently do not have
        sufficient resources to continue your operations for the next 12 months. Please revise
        this discussion to clarify that you do not have sufficient resources to continue your
        operations for the next 12 months, how much you estimate you will need in the next
        twelve months to continue your operations and the consequences if you are unable to
        raise additional funds or sufficient additional funds. Your discussion should clarify
        which activities you would discontinue if you are unable to raise additional funds.

48.   Please include a separate risk factor to discuss the fact that you have received a going
        concern qualification and how such qualification impacts your company, including your
        ability to raise future capital. In your discussion, please also disclose your accumulated
        deficit to date and how long you may continue to operate your business with your current
        cash resources.

"We can provide no assurance that our drug candidates will obtain regulatory . . . ." page 28

49.   Based on your disclosure throughout the document, it appears you are still in the early stages of development for all of your product candidates and it also appears it will be sometime before you are able to even file an IND with the FDA. If this is true, please revise this risk factor to so state and indicate the earliest date you believe you will be in a position to file an IND with the FDA as well as the product candidate you intend to seek the IND application for.

"Development of our drug candidates requires a significant investment in R&D.," page 29

50.   Please indicate how much you have spend on R&D to date and how much you currently have available to expend on R&D as well as how much you expect to spend on R&D for the next 12 months.

"We are subject to numerous risks inherent in conducting clinical trials any of . . . .," page 29

51.   This risk factor discussion appears to be discussing two separate risks. One risk appears to be dealing with your limited experience in conducting clinical trials and that the fact that you must outsource your clinical trials, and the other risk deals the various reasons your clinical trial may be terminated or delayed. Each risk factor should discuss only one risk. Please revise your risk factor so that each of the risk factor discussion referenced above is discussed separately with its own heading. Each heading should identify the risk and potential consequences, rather than referring to "numerous risks."

We are dependent upon our license agreement with TheraCour Pharma Inc. . . ." page 31

52.   Please revise this risk factor so that it is tailored to your dependence on your license agreement with TheraCour. As presently drafted, this risk factor is generic and could apply to many companies in your industry. In this regard, it appears the discussion in the risk factor entitled "We license our core technology from a third party and we are dependent . . . ." on page 32 relating to your dependence on TheraCour should be discussed in this risk factor as that risk factor contains duplicative disclosure. Please revise accordingly.

53.   Identify the "certain material provisions" that you reference.

"We do not have any facilities appropriate for pre-clinical or clinical testing . . . .," page 32

54.   Please discuss the risks associated with your lack of facilities appropriate for pre-clinical or clinical testing as a separate risk factor. You should also discuss as separate risk

> factors the risks associated with the fact that you lack manufacturing experience and the
> risks associated with the fact that you have no sales and marketing personnel.

55.   In your risk factor discussing your lack of facilities that is appropriate for pre-clinical or
       clinical testing, please disclose that KARD Scientific has provided some preclinical
       testing services for you and that you are substantially dependent on such services.
       Additionally, if other individuals or entities provide you with similar testing services and
       you are substantially dependent on them, please identify them in this risk factor and
       indicate whether you have an agreement with them. If you have an agreement, in an
       appropriate section of your document, you should disclose the material terms of the
       agreement and file the agreement as an exhibit.

56.   In your risk factor discussing you lack of manufacturing experience, please explain how
       your manufacturing experience is limited. Additionally, based on the disclosure you
       provide throughout the document, including in the risk factor entitled "We license our
       core technology from a third party . . . ." on page 32, it appears you depend on TheraCour
       for your manufacturing needs as well as "other third parties." In that regard, in a risk
       factor discussing your reliance on TheraCour and others for your manufacturing needs,
       please identify the other third parties and also indicate if you have a manufacturing
       agreement with TheraCour and/or with other third parties. If so, please state that fact and
       also disclose when the agreements will expire. Additionally, please also describe the
       material provisions of the agreements in an appropriate section of the document. You
       should also file the agreements as exhibits.

"We license our core technology from a third party and we are dependent on them…," page 32

57.   In your discussion of this risk and in the discussion of the TheraCor agreement in the
       business section, explain and quantify the "progress payments."

"As a consequence of our business, we are inherently at risk for product liability claims…," page
34

58.   Please revise to explain the statement "We do not believe the absence of certain typical
       regulatory requirements such as Phase II or Phase III testing will limit or diminish our
       potential liability exposure. This statement appears to imply that you will not be
       performing Phase II and Phase III clinical trials. Please explain.

59.   You have stated that you intend to obtain insurance coverage if marketing approval is
       obtained. Please revise to clarify whether you intend to obtain insurance coverage for
       product liability claims relating to clinical trials.

<u>"If we use biological and hazardous materials in a manner that causes injury…," page 34</u>

60.   Please disclose the limitations of your insurance coverage.

<u>"With our limited resources, we may be unable to effectively manage growth," page 34</u>

61.   You indicate that you have as of the date of this filing, you have 5 employees and several consultants and independent contractors. Please indicate approximately how many consultants and contractors you currently have, in what capacity you use these individuals and how frequently you use them. Additionally, in an appropriate section of your document, please describe the material terms of these agreements if you substantially rely on these individuals. You should also file the agreements as exhibits to your document.

62.   You indicate that you intend to expand your operations and staff materially. Please describe and quantify to the extent possible, how much growth in operations and staff you plan to achieve and over what approximate time frame you anticipate such growth.

<u>"We depend upon our senior management and key consultants and their loss. . . .," page 35</u>

63.   Please identify the key members of your management team as well as several of the key consultants you indicate that you use in your business. With respect to key members of your management team, please whether you have employment agreements with such individuals and to the extent you have agreements, please include the term of the agreements. We note your descriptions of employments with three executive officers in the document under Item 6 of the document. With respect to your key consultants, please indicate if you have any entered into any agreements as well and in an appropriate section of your document, please describe the material terms of the agreement as well as file the agreements as exhibits to your document.

<u>"Political or social factors may delay or impair our ability to market our drug . . . .," page 35</u>

64.   Please provide examples of the political or social pressures that could delay or cause resistance to bringing your drug candidates to market or limit pricing of your drug candidates.

<u>"There are conflicts of interest among our officers, directors and stockholders . . . .," page 35</u>

65.   You indicate that certain of your executive officers and directors and their affiliates are engaged in "other activities" and may have economic interests in "other business relationships with, partner companies that invest in us" as well as "interests in entities that provide products or services to us." Please identify the certain executive officers and

directors and affiliates that you are referring to as well as the other entities that invest in your company and provide products and services to you for which these individuals may have interest in. Also, specifically state that you do not have a policy dictating how the procedures for considering transactions with related parties.

66.   You indicate in the second set of bullet points some of the factors that could arise in conflict of interest. Please indicate if any of these factors have resulted in the conflict of interest you have described in this section. To the extent you have experienced any of these conflicts of interest, please describe the situation and its impact on you.

"We may enter into contracts with various U.S. government agencies, which have . . . .," page 36

67.   Please indicate why substantially all of your revenues in the futures, if any, may be derived from government contracts and grants.

"The biotechnology and biopharmaceutical industries are characterized by rapid . . . .," page 37

68.   Please identify your major competitors or if there are too many to name, please provide an approximate number of competitors in your industry. Please also provide similar disclosure to the section entitled "Competition" on page 20.

"Because our common stock is traded on the 'pink sheets,' your ability to sell . . . .," page 38
"Because our shares are "penny stocks," you may have difficulty selling them . . . .," page 38
"Because our common stock is traded only on the pink sheets, your ability . . . .," page 40

69.   Please revise your disclose to delete the reference to "trade" as the pink sheets is a quotation medium.

"Our stock price may be volatile and your investment in our common stock . . . .," page 39

70.   Please disclose a quotation price of your common stock as of a recent date.

"We will likely issue additional equity securities which will dilute our share . . . ," page 40

71.   Please indicate approximately when and how much equity stock you plan to issue as you have disclosed in other parts of the document that you anticipate needing additional funding.

72.   Additionally, please indicate how many options and warrants you have outstanding as well as the total authorized amount you are able to issue without obtaining prior shareholder approval.

"Sales of additional equity securities may adversely affect the market price . . . ," page 41

73.   Please combine this risk factor discussion with the risk factor entitled "We will likely issue additional equity securities which will dilute your share ownership" on page 40, except for the portion of the risk factor discussing the fact that any new securities you issued could result in having greater rights, preferences or privileges than your existing stock. Please discuss that risk factor discussion as a separate risk factor.

"Because we will not pay cash dividends, stockholders may have to sell their. . . .," page 41

74.   Please combine this risk factor with the risk factor entitled "We do not intend to pay cash dividends in the foreseeable future and therefore, any return on your investment . . . ." on page 40 as the fact that you do not intend to cash dividend is not a risk in of itself.

Management's Plan of Operations, page 43

75.   You should provide greater details of your specific plan of operations. In this regard, please provide detailed milestones to your business plan, including a discussion of the milestones you have yet to achieve for each of your drug candidates and the specific steps needed to accomplish each milestone. Also, provide a timeline for reaching each milestone in weeks or months. Additionally, provide a detailed analysis of the costs of each step and how you intend to finance each step, to the extent possible. Specially, we note your disclosure in the Business section and numerous plans and goals for your business that you discuss in that section as well as the Management Discussion and Analysis section.

76.   Please provide the material terms of your Memorandum of Understanding with a division of the Health Ministry for the development of H5N1 (avian flu) and rabies. You should also file the memorandum as an exhibit.

77.   Please revise your disclosure to provide an estimate of how long you believe your current cash balance will support operations as required by Item 303(a)(1)(i) of Regulation S-B.

78.   In a risk factor on page 32 you indicate that TheraCour is a development stage company with limited financial resources that needs your progress payments to further the development of the nanoviricides. Please revise your disclosure here, and in other sections of the filing where you disclose your obligation to fund the development fee to TheraCour, to clearly indicate who controls the development program. It is unclear whether TheraCour controls development and can incur costs at a rate faster than your ability to fund them.

79.   Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on each project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 49

80.   Please indicate how many members comprise the group entitled "All Directors and Executive Officers as a Group."

81.   We note your disclosure that the * means that Messrs. Diwan and Ehrlich having control over the shares owned by various entities and individual. Please also specify who has dispositive power over those shares.

82.   Please revise your table to provide all the information required by Item 403 of Regulation S-B. For example, please provide the address of each beneficial owner. In addition, please disclose the total number of your outstanding shares of common stock used to calculate the percentage of beneficial ownership.

83.   Please disclose Messrs. Diwan and Ehrlich's relationships with TheraCour Pharma in this section. We note you have provided this information in Item 7 of your document.

Item 5: Directors and Executive Officers, Promoters and Control Persons, page 50

84.   Please clarify which individuals in the table serve as a director of the company as oppose to your scientific board. Please revise the biography section to indicate how long each director has served on the board of your company.

85.   Please revise each biography as applicable to provide each person's business experience for the past five years as required by Item 401 of Regulation S-B. Many of your officer/director disclosure do not include the applicable dates. Please revise the discussion to provide the applicable dates that the officers/directors held their various positions with you and with other companies.

86.   Your discussion of Randall Barton's employment references when he was a Director during the period from 1997 to 2002. Was he a Director at Boehringer Ingelheim Pharmaceuticals at this time or at another company?

87.   Please revise the discussion of Harmon Aronson's experience to identify the pharmaceutical consulting firm, drug delivery company and diagnostic medical device company.

88.   The discussion of Leo Ehrlich's experience states that he was appointed Cairman, President and CEO on October 8, 1999. It is unclear as to what company he was appointed to these positions.

89.   We note that within your business experience of Dr. Paul A. Marks you include phrases such as "made major contributions and "helped establish the highest standards." We also note phrases such as "groundbreaking" within the business experience for Dr. John Rossi. Descriptions of this detail and subjectivity are not required by Item 401 of Regulation S-B and should be deleted. You may include a brief explanation as to the nature of the responsibility undertaken by Doctors Marks and Rossi in prior positions to provide adequate disclosure of their prior business experience.

Item 6: Executive Compensation, page 54

90.   Please revise your disclosure in this section to provide all the information required by Item 402 of Regulation S-B presented in the manner prescribed by such regulation. For example, please provide the option table disclosure required by Items 402(c) and (d).

Employment Agreements, page 54

91.	Please disclose the expiration date and expiration dates for the options granted to each of the executive officers listed in this section.

Compensation of Directors, page 55

92.	Please describe the fees you expect to pay to your directors for the 2007 fiscal year, if any.

Item 7: Certain Relationships and Related Transactions, page 55

KARD Scientific, Inc., page 56

93.	Please indicate if your engagement with Kard Scientific is completed or not? To the extent this agreement is still active, please describe the material terms of the agreement and what services are still owed to you under the agreement. Please also file the agreement as an exhibit.

94.	You indicate that Kard Scientific was engaged to conduct pre-clinical animal studies and provide you with a full history of the study and final report with the data collected from Good Laboratory Practices style studies. Please briefly describe which drug candidate that studies and report concerned. Please also explain what you mean "Good Laboratory Practices style."

Common Stock Purchase Warrants, page 56

95.	Please revise your disclosure to indicate that 200,000 warrants exercisable at $.25 per share, which expired on July 31, 2006 were exercised in July 2006 as noted in Note 8 to your financial statements.

Changes in and Disagreements with Accountants, page 60

96.	Please revise your disclosure to specifically indicate the date you dismissed Bloom & Co., LLP as your independent accountants and whether the decision to change accountants was recommended or approved by your board of directors as required by Items 304(a)(1)(i) and (iii) of Regulation S-B, respectively.

97.	Please revise your disclose to specifically indicate the date you appointed Holtz Rubenstein Reminick LLP as your new independent accountants as required by Item 304(a)(2) of Regulation S-B.

98. Please have Bloom & Co., LLP provide you the letter required by Item 304(a)(3) of Regulation S-B and file that letter as Exhibit 16.1.

Item 4: Recent Sales of Unregistered Securities, page 60

99. Please expand to provide all the information required by Item 701 of Regulation S-B, including the date, price (including exercise prices), amount of securities sold and the persons or class of person to whom they were sold. For securities sold other than cash, describe the transaction and the type and amount of consideration received by the company.

Financial Statements

Statements of Operations, page 67

100. Please revise your disclosures throughout your filing to reconcile the apparent discrepancies in the amount of stock and option based compensation to consultants and officers. In your statement of operations, presumably for 2006, you disclose this amount as $376,655; however in your cash flow statement, the total of your first three adjustments to reconcile net loss to net cash used in operating activities is $427,703 while the total of the apparently applicable non cash activities on page 72 is $467,926.

Statements of Changes in Shareholders' Equity (Deficit), page 68

101. Please revise your accounting for the apparent discount from common stock par value created in your reverse acquisition of Edot-com.com, Inc. to reflect the discount as negative additional paid-in capital. In addition, please revise your disclosure to indicate any legal obligation for these shareholders to potentially contribute the total par value if necessary to prevent creditors from sustaining losses upon any liquidation of the corporation. Otherwise, please explain to us why you have recorded this apparent discount as a charge to accumulated deficit and reference the authoritative literature you relied upon to support your accounting.

Notes to Financial Statements

Note 2: Substantial Doubt Regarding Ability to Continue as a Going Concern, page 73

102. Please revise your disclosure to clearly indicate your viable plans to overcome the difficulties you disclose regarding your ability to continue as a going concern as required by FRC 607.02. In addition, please have your auditor revise their opinion to reference discussion of your plans as required by FRC 607.02 and recommended by paragraph 12 of AU 341.

Note 3: Summary of Significant Accounting Policies

L. New Accounting Pronouncement Affecting the Company, page 75

103.   You disclose that you have not yet determined the impact that the adoption of SFAS 158
        will have on your financial statements. Please explain to us and disclose the nature of
        any defined benefit pension or other postretirement plans that you currently maintain or
        revise your disclosure to indicate that you anticipate that the adoption of SFAS 158 will
        not have a material effect on your financial statements.

Note 7: Convertible Notes Payable, page 78

104.   It appears that your convertible debentures were convertible into a variable number of
        common shares that could theoretically be an infinite amount. Please explain to us why
        you did not apparently bifurcate the conversion feature and account for this feature as a
        separate derivative under EITF 00-19. In your response, please provide us your analysis
        of each of the criteria in paragraphs 12 through 32 of EITF 00-19. In addition, please tell
        us, if applicable, how the provisions of paragraph 19 of this consensus impact your
        analysis of other outstanding instruments.

Note 8: Stock Transactions, page 78

105.   Please revise your disclosure to clearly indicate your accounting for the 2 million options
        issued to Messrs. Marshall and Weidenbaum in connection with your acquisition of Edot-
        com.com, Inc. In addition, please disclose the nature of your agreement with these
        individuals to subsequently cancel 200,000 of these options and your accounting
        therefore.

106.   We are unable to locate Note 14 referenced in your disclosure regarding your 9% Series
        A convertible debentures. Please provide this disclosure or correct the note reference.

Options Granted To Officers, page 80

107.   You disclose that you have recorded $40,233 in deferred compensation related to options
        granted to officers. Please revise your balance sheet and disclosure to remove the
        deferred compensation consistent with paragraphs 39 through 45 and 74 of SFAS 123R.
        However, please continue to disclose the amount of your unearned compensation in the
        footnotes as required by paragraph A240h of SFAS 123R.

*   *   *

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Brunhofer at (202) 551- 3638 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Peter Campitiello, Esq.
        Levy & Boonshoft, P.C.
        477 Madison Avenue
        New York, NY 10022